February 28, 2025

Joe Martinez
Chief Executive Officer
Apple iSports Group, Inc.
100 Spectrum Center Drive, Suite 900
Irvine, California 92612

       Re: Apple iSports Group, Inc.
           Form 8-K/A filed February 19, 2025
           File No. 000-32389
Dear Joe Martinez:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 8-K/A filed February 19, 2025
Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review, page 2

1. Please revise your disclosure to include the date on which you concluded that the referenced net loss was not warranted and not material, as well as to expand on the brief description of the facts underlying the conclusion to the extent known. In addition, include a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with
       the registrant   s independent accountant the matters disclosed in the
filing pursuant to
       Item 4.02(a)(3).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Sarmad Makhdoom at (202) 551-5776 or Robert Klein at (202) 551-
3847 with any questions.
 February 28, 2025
Page 2



                    Sincerely,

                    Division of Corporation Finance
                    Office of Finance